August 15, 2008

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year December 31, 2007 File February 29, 2008 Form 10-Q for the Period Ended March 31, 2008 File May 12, 2008 File No. 001-31369

Dear Mr. Webb:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to the Staff’s comment letter dated July 16, 2008 relating to the Company’s Form 10-K for Fiscal Year December 31, 2007 and the Company’s Form 10-Q for the Period Ended March 31, 2008.

Form 10-K for Fiscal Year December 31, 2007

1.	We note your disclosures in the Business section on page 2 that you provided a wide variety of services. We also note in your response to prior comment 5 in your letter dated October 3, 2007 that you intended to expand your accounting policies disclosure to disclose your revenue recognition policy related to each of these services, specifically to “include the syndication fee discussion above in the Form 10- K for the year ended December 31, 2007.” And that you “will also consider additional disclosures with respect to the other revenue sources should amounts become significant.” However, it does not appear that your proposed disclosure is included in your 2007 Form 10-K filing. Please revise future filings beginning in your Form 10-Q for the period ended June 30, 2008 to disclose your revenue recognition policies with respect to each of the services that you provide.

Company Response

We expanded our disclosure in the Financing and Leasing Assets section of Note 1 (on page 67) of our 10-K with respect to the classification of assets held for sale or syndication and the related valuation allowance policies, as we determined that these items and the related accounting policies were significant to the 2007 financial statements.

With respect to additional disclosures regarding other income, at the time of our October 3, 2007 response, we expected that other income sources, including syndication fees, would continue to be a growing and significant revenue source. However, the market downturn in the second half of 2007 dramatically reduced the previously anticipated revenue growth from these sources. Loan syndication fees and gains on the sales of finance receivables were negatively impacted. Year over year, we experienced a 39% decline (to $181 million from $298 million) in syndication fees and gains on the sale of finance receivables , and fourth quarter 2007 syndication fee and receivable gain revenues were down 25% (to $22 million) from the third quarter. Due to the decline in overall other revenues, and particularly syndication fees and receivable gains, we did not consider our previously planned enhancement to the Other Income disclosure (on page 72) of our 10-K to be necessary at the time we issued our December 31, 2007 financial statements. As these market conditions continued in 2008, with syndication fees and receivable gains declining to $5 million in the first quarter, management again determined that this revenue source and the related accounting policies were not significant to the financial statements.

In preparing future filings , we will consider including additional disclosures with respect to other income in our accounting policies footnote to the financial statements.

2.	We note the disclosure on page 21 that the Company’s chief executive officer makes compensation recommendations to the compensation committee for all other named executive officers. In future filings please include a more detailed discussion of the role of executive officers in determining executive compensation. Refer to Item 402(b)(2)(xv) of regulation S-K.

Company Response

We will expand our discussion of the role of executive officers in determining executive compensation beginning with the 2009 Proxy Statement.

3.	We note that the Company sets annual incentive compensation targets each year for its named executive officers based on a performance measure and that the actual payouts are based upon subjective and objective performance factors. The discussion on page 23, however, does not address how any of the subjective performance factors listed on page 21 influenced the 2007 incentive compensation decisions. In addition, it appears that such decisions were made based on the overall financial performance of the Company, and in the case of Mr. Owens, based on the profitable performance of the Company’s Corporate Finance business segment. In future filings please disclose and discuss the specific objective performance factors the Company uses in making these compensation decisions and disclose target levels for such objective performance factors if applicable. Please also discuss how the subjective performance factors are weighed against the objective performance factors in making incentive compensation decisions for each named executive officer. Refer to Item 402(b)(2)(v) and (vi) of Regulation S-K.

Company Response

We will expand our discussion of the specific objective performance factors, and how subjective performance factors are weighed against these objective factors in making incentive compensation decisions for each named executive officer beginning with the 2009 Proxy Statement.

4.	We note that paragraph 4(d) of your certifications included as Exhibits 31.1 and 31.2 to Form 10-K and Form 10-Q contains a modification of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications substitute “fourth fiscal quarter” for “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report).” In future filings, please ensure that the certification are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Company Response

We have provided the certifications in the exact form as set forth in Regulation S-K in the June 2008 Form 10-Q and will continue to do so in future filings.

Form 10-Q for the Period Ended March 31, 2008

5.	You state that the fair value model you use to determine derivative fair values under SFAS 157 takes into consideration the credit quality of the counterparty. However, we also note on page 70 of your December 31, 2007 Form 10-K filing that you do not consider counterparty credit risk to be a significant input. Please address the following:

	a)	Clarify whether you actually factor in the impact of counterparty credit risk into the value of your derivative assets but the impact is just not significant, or whether you do not consider the impact of counterparty credit risk as you have qualitatively determined the impact to be insignificant on the fair value of these instruments,

	b)	Clarify whether this was a change upon the adoption of SFAS 157, or whether you applied a similar methodology prior to the adoption of SFAS 157.

	c)	Tell us, and disclose in future filings, whether you factor in your own credit risk into the value of your derivative liabilities, consistent with the guidance in paragraph 15 of SFAS 157.

Company Response

Our practice, both before and after the adoption of FAS 157, has been to perform the assessment of counterparty credit risk on a qualitative basis for our counterparty receivables. Our qualitative assessment has indicated that the impact of counterparty credit risk on the fair value of these assets is insignificant, and accordingly no adjustments were made to account for counterparty credit risk. Prior to the quarter ended June 30, 2008, we did not factor in our own credit risk into the value of our derivative liabilities. Our practice was based upon our experience transacting in the derivatives markets and observing the valuation and pricing of credit risk for these instruments. However, we have reconsidered the guidance in paragraph 15 of SFAS 157 and have quantified the impact of factoring in both our counterparties’ and the Company’s credit risk with respect to estimating the fair value of our derivative assets and liabilities. We have calculated the change in fair value from our past practice utilizing unadjusted credit default swap (CDS) spreads on a net basis by counterparty and found the resulting changes to be immaterial to the financial statements for both the quarter and six months ended June 30, 2008. Netting by counterparty is consistent with the ISDA master agreements that govern the terms and conditions of our derivative transactions. The net fair value of our derivative contracts was an asset (counterparty receivable) of approximately $350 million at June 30, 2008 and $450 million at December 31, 2007, and our counterparties carry high credit ratings. These factors account for the insignificant adjustments. We also note that our derivative contracts are unsecured.

The composition of our derivative portfolio by counterparty rating at March 31, 2008 and December 31, 2007 is as follows:

	Notional Amounts
Moody’s Rating	March 08	December 07
AA	83.2%	84.2%
A	16.5%	15.6%
BB	0.3%	0.2%

However, we believe that the use of unadjusted CDS spreads, as described above, may result in credit adjustment calculations that are inflated. Accordingly, at this writing, we are exploring other approaches to performing the credit risk adjustment that would more accurately reflect the application of CDS spreads to hypothetical transfers of derivatives. In the event that the resulting analysis causes us to refine our existing derivative fair value estimation model, we believe the corresponding calculations would also be immaterial to the financial statements for both the quarter and six months ended June 30, 2008, because we believe it probable that any refinement of the calculation would decrease the estimated credit risk adjustment (described above and determined to be immaterial).

We have provided enhanced disclosure beginning with our June 30, 2008 Form 10-Q filing with respect to addressing credit risk in valuing our derivative assets and liabilities.

By way of background, we advise you that upon adopting SFAS 157, we considered the guidance in paragraphs 15 and 16. However, we did not include our own credit risk in the valuation of derivative liabilities because the contracts do not provide the Company with the ability to monetize discounts to derivative counterparty liabilities associated with the widening of CIT’s credit spreads. As an example, early in the second quarter of 2008, the Company terminated $1.5 billion in notional amount of interest rate swaps with liabilities to counterparties. These termination values were reflective of fair values based on market swap curves and did not include a credit adjustment or discount corresponding to the wider CIT credit spreads (i.e. CDS) that existed at that time. This settlement pricing was consistent with our prior experience with respect to derivative transactions. As a result, at the time of our SFAS 157 adoption, we concluded that cash settlement was the primary mean s of exit, and therefore served as the most relevant means for pricing a hypothetical transfer of the liability, particularly for a market participant without access to dealer markets.

We understand the guidance in paragraph 15 of FAS 157 that speaks specifically to transfers of liabilities and that transfers are not the same as derivative settlements. In our experience, derivatives are generally not transferred. Therefore as noted above, we have revised our approach prospectively to factor credit risk into the fair value of our derivative positions, including our own credit risk in the valuation of derivative liabilities, based on a hypothetical transfer.

6.	We note your presentation of the non-GAAP financial measure “Commercial results, including corporate.” Please address the following:

	a)	We note you have excluded certain noteworthy items in your calculation of “commercial results, including corporate.” Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please tell us how you evaluated the nature of these noteworthy items with respect to the guidance in Item 10(e) of Regulation S-K.

Refer also to Question 8 of the Frequently Asked Questions Regarding the Use of Non- GAAP Financial Measures.

b)	Please tell us how you determined that your non-GAAP presentation of “commercial results, including corporate, earnings per share” and “commercial results, including corporate, return on equity” is not prohibited by Regulation 10(e). Specifically tell us how you consider the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making your determination. Specifically tell us and expand your disclosures to explain how these measures are used by management and in what way they provide meaningful information to investors in spite of the fact that the adjustments ultimately do accrue to shareholders.

c)	If you are able to support that your non-GAAP measures are not prohibited, please revise your future filings to include the following:

the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
the economic substance behind management’s decision to use such a measure;
the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(l)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Company Response

We believe, based on numerous conversations with and requests for data from investors, analysts and other interested parties, that these measures are important to those parties. We also believe that we present these non-GAAP measures with sufficient clarity that investors can readily choose to disregard the non-GAAP measures and rely solely on GAAP measures. In the discussions within each subject area or section of Profitability and Key Business Trends, we started with the GAAP result or measure, making it the most prominent, and then provided analysis that included relevant dialogue, including each of the items previously characterized as “noteworthy”.

In reviewing our March 31, 2008 disclosures, we note that we presented earnings per share and return on equity for the “Noteworthy items” and “Commercial results, including corporate” and that this presentation does not comply with Item 10(e) and FAQ 11. Therefore, in the June 2008 Form 10-Q we are presenting the noteworthy items for both the second quarter and the six months in individual pre-tax and after-tax amounts, and are excluding the resulting earnings per share and return on equity measures.

We acknowledge that one of the noteworthy items, severance and termination expenses, has occurred more than one time within the past two years. We also note the amount and timing of this charge was important to understanding the reported results (i.e. “net loss attributable to common shareholders”) and was an item that users of our financial statements were keenly interested in, based on our discussions with investors, analysts and other interested parties. We believe that the information provided, presented in the form of analysis so that it was readily available to interested parties, was appropriate and consistent with management’s view of financial performance.

The above presentation reflects how management measures and evaluates the Company’s financial performance. For the period presented, management structured the analysis of results to make a distinction between ongoing and liquidating businesses and to identify the impact of certain transactions for the following reasons:

  The “Home Lending and consumer segments” were in liquidating mode;
  The “Noteworthy items”, which for the most part related to charges associated with liquidity related actions, needed to be identified and viewed separately from on-going operations in order to not distort those results, to make financial performance understandable to financial statement users, and to provide investors with a better understanding of the actions we were taking to maintain liquidity; and
  The “Commercial results, including corporate” constitute the Company’s on- going business (“on-going business” in management’s view includes businesses that continue to originate assets and engage in new transactions, and does not include the businesses in liquidation status).

Our view is that the presentation is in the form of an analysis, without any attempt or intent to “smooth” results. The intent of the presentation was to be responsive to users of our financial statements, based on their inquiries and requests, and to provide users of our financial statements with management’s perspective of the Company’s performance, consistent with our internal reporting.

7.	We note you recorded a $33 million impairment charge that “should have been recorded concurrently with the 2007 fourth quarter sale of Dell Financial Services joint venture equity interest.” Please provide us with your SAB 99 materiality analysis as support for your conclusion that the impact of the error on your December 31, 2007 financial statements was not material, including an indication as to whether this matter was discussed and approved by your audit committee.

Company Response

We are providing a copy of our SAB 99 analysis dated April 21, 2008 under cover of a separate letter. The analysis includes an assessment of the impact of out-of period adjustments on the December 2007, March 2008 and projected full year 2008 financial statements. We discussed this matter, including the $33 million impairment charge and management’s SAB 99 materiality analysis with our Audit Committee prior to the issuance of our March 31, 2008 financial statements and the Committee authorized the filing of our March 2008 10-Q.

With respect to the renegotiation of the securitization vehicle, we note that the vehicle was restructured during the second quarter under terms consistent with those assumed in the $33 million pretax charge.

We have updated this analysis on the same basis for the quarter and six months ended June 30, 2008, and continue to conclude that the impact of out-of-period adjustments is immaterial to our financial statements. We discussed this updated analysis with our Audit Committee prior to the filing of our June 2008 10-Q.

We are requesting confidential treatment of the April 21 SAB 99 analysis under cover of a separate letter.

8.	Per review of your loan and lease loss experience and credit quality disclosure, we note the following trends in your reserve for credit losses and provision:

The reserve for credit losses as a percentage of total non-performing assets, excluding guaranteed student loans and home lending, decrease approximately 33% from 2006 to 2007, and decreased another 39% from December 13, 2007 to March 31, 2008,
There have been significant increases in net charge-offs, the provisions for credit losses and the non-performing assets balance in 2007 and in the first quarter of 2008; and
It does not appear that there has been a change in your methodology of developing the allowance based on the underlying portfolios.

Please revise your future filings beginning in your Form 10-Q for the period ended June 30, 2008 to clearly disclose how you determined your reserve was appropriate specifically in light of the significant declines in your reserve to non-performing assets ratio noted above and to more clearly bridge the gap between significant changes in your recent credit experience and the overall credit environment and the modest increase in your reserve.

Company Response

We have provided additional discussion in our MD&A with respect to our reserve and credit trends in our June 30, 2008 financial statements. This enhanced discussion appears in the Reserves and Provision for Credit Losses section of our MD&A on page 39 of our June 30, 2008 Form 10-Q.

9.	Please tell us why you believe it appropriate to exclude student loans and home lending in your ratio “reserve for credit losses as percentage of non-performing assets, excluding student loans and home lending.” Also, please tell us whether you adjust both the numerator and the denominator in your ratio calculation to exclude the effects of the student loan and home lending portfolios.

10.	If you are to support that the exclusion of the student loan and home lending portfolios from your ratio is meaningful to investors, and in order to promote full disclosure to investors, please revise future filings to present both this ratio and the unadjusted ratio “reserve for credit losses as percentage of total non-performing assets” for all periods.

Company Response 9 & 10

We have included both the unadjusted ratio “reserve for credit losses as a percentage of total non-performing loans” in our June 30, 2008 financial statements along with the ratio of the reserve excluding guaranteed student loans and the reserve excluding student loans. We believe that the presentation of these ratios give users of our financial statements more insight into our reserves in relationship to the corresponding portfolio risks.

We adjusted both the numerator and denominator in all the ratios that exclude student loans and home lending receivables.

Both the student loan and home lending portfolios have different credit risk profiles from our commercial portfolios.

The student loan portfolio has lower risk due to the large proportion of loans guaranteed by the U.S. government. Due to the guarantee, there are no guaranteed student loans classified as non-performing. Therefore, we have supplemented our basic non-performing reserve metric with these two additional measurements: 1) the reserve to non-performing ratio excluding the entire student loan portfolio; and 2) the reserve to non-performing ratio excluding only the U.S. government guaranteed portion of the portfolio.

In contrast, the home lending portfolio has a higher credit risk profile. The home lending portfolio was placed in liquidating status in 2007 and corresponding reserves were developed based on portfolio roll-rate analysis. We separately disclosed the reserves relating to home lending in our financial statements. These reserves grew significantly in 2007 and into 2008 in actual terms and in relation to the growing levels of home lending non-performing loans. Due to these considerations we supplemented our basic non-performing reserve metric with the reserve to non-performing metric excluding home lending.

We recently completed the sale of the home lending business and classified the segment in Discontinued Operation beginning with the issuance of our June 30, 2008 financial statements. We will be presenting prior period financial results on this basis. Therefore, home lending reserves and other metrics will not be presented in the credit reserves and metrics relating to continuing operations.

As outlined in our response to question 8, we have presented our credit loss reserve metrics, both in total (unadjusted ratio “reserve for credit losses as a percentage of total non-performing loans”) and on an adjusted basis (adjusting both the numerator and denominator) in our June 30, 2008 financial statements to reflect the negligible credit risk associated with guaranteed student loans and the fact that there are no related guaranteed student non-performing loans.

11.	See comment noted above related to improper modification contained in your Exhibits 31.1 and 31.2 included in your Form 10-K filing for the year ended December 31, 2007. In future filings, please ensure that the certificates are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Company Response

We have provided the certifications in the exact form as set forth in Regulation S-K in the June 2008 Form 10-Q and will continue to do so in future filings.

The Company acknowledges that

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5752.

Sincerely,

/s/ Joseph M. Leone
Joseph M. Leone Vice Chairman and Chief Financial Officer

Cc	Brittany Ebbertt, Staff Accountant Kevin Vaughn, Accounting Branch Chief Justin Dobbie, Staff Attorney